December 10, 2018

Richard DeCicco
Chief Executive Officer
Iconic Brands, Inc.
44 Seabro Avenue
Amityville, NY 11701

       Re: Iconic Brands, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 30, 2018
           File No. 333-227420

Dear Mr. DeCicco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2018 letter.

Amendment No. 2 to Form S-1

Prospectus Summary
Corporate Information, page 2

1. We have reviewed your response to comment 2 noting you have postponed the reverse stock split because FINRA will approve the stock split only after this Registration
       Statement is effective. Please provide us with your basis to support your statement that
       FINRA must approve the reverse stock split.
2. We have reviewed your response to comment 2 noting that you propose to file a post-
       effective amendment to the registration statement if the reverse split takes place prior to the completion of the offering. Please provide us with the specific authoritative literature
 Richard DeCicco
Iconic Brands, Inc.
December 10, 2018
Page 2
      you are utilizing to support your basis of presenting the reverse stock split in a post-
      effective amendment.
3. We note your disclosure on page 3 that the you intend to effectuate a reverse split of your common stock in the near future. Please revise your disclosure to clearly state when the reverse stock split will occur.
Dilution, page 12

4. The net tangible book value of $1,515,474 presented here appears to be inconsistent with total tangible assets of $563,604 less total liabilities of $2,889078 presented in your
      Consolidated Balance Sheet at September 30, 2018 on page F-2. Please clarify or revise.
10. Capital Stock
Warrants, page F-16

5. Your disclosure here which states you have 261,000,000 warrants issued and outstanding at September 30, 2018 appears to be inconsistent with your disclosure on page 20 which states you have 341,250,000 warrants issued and outstanding. Please clarify or revise.
        You may contact Brian McAllister at 202-551-3341 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameRichard DeCicco                            Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameIconic Brands, Inc.
                                                             Mining
December 10, 2018 Page 2
cc:       Brian Lebrecht
FirstName LastName